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                           January 8, 2021

       Jonathan Fitzpatrick
       President and Chief Executive Officer
       Driven Brands Holdings Inc.
       440 S. Church Street, Suite 700
       Charlotte, NC 28202

                                                        Re: Driven Brands
Holdings Inc.
                                                            Amendment No 1
Registration Statement on Form S-1
                                                            Filed January 7,
2021
                                                            File No. 333-251615

       Dear Mr. Fitzpatrick:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1, filed January 7, 2021

       Executive Compensation, page 146

   1. We note that Ms. Wu served as your Chief Financial Officer until March 20, 2020. Item
                                                        402(m)(3) of Regulation
S-K requires disclosure for NEOs who served "during any part of the fiscal year with
respect to which information is required." Please amend your filing accordingly.
 Jonathan Fitzpatrick
FirstName  LastNameJonathan
Driven Brands  Holdings Inc. Fitzpatrick
Comapany
January    NameDriven Brands Holdings Inc.
        8, 2021
January
Page 2 8, 2021 Page 2
FirstName LastName
       Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at
(202) 551-3442 with
any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      John C. Kennedy